UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 2)


                             INFOSEARCH MEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45677V108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 14, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [_]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [_]   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45677V018                   13G                     Page 2 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Strategic Turnaround Equity Partners, LP (Cayman)  98-0498777
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 98-0498777
     (a)  |_|
     (b)  |X|
     Joint Filer
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,349,750
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,349,750
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,349,750
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.35%(1)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1)The percentage herein was calculated based on the 51,647,978 shares of the Issuer's common stock, $0.001 par value, reported by the Issuer to be issued and outstanding as of March 31, 2007 in the Issuer's latest 10-KSB filed with the Securities and Exchange Commission on April 17, 2007.

CUSIP No. 45677V018                   13G                     Page 3 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Galloway Capital Management, LLC 90-0000838
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 98-0498777
     (a)  |_|
     (b)  |X|
     Joint Filer
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,349,750
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,349,750
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,349,750
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.35%(1)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1)The percentage herein was calculated based on the 51,647,978 shares of the Issuer's common stock, $0.001 par value, reported by the Issuer to be issued and outstanding as of March 31, 2007 in the Issuer's latest 10-KSB filed with the Securities and Exchange Commission on April 17, 2007.

CUSIP No. 45677V018                   13G                     Page 4 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Bruce Galloway ("Galloway")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
     Joint Filer
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,076,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,349,750
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,076,000
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,349,750
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,425,750 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.44%(2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) Of the total 6,425,759 shares of common stock (i) 918,000 shares of the Common Stock are owned by Mr. Galloway directly, (ii)60,000 shares of the Common Stock are held by Mr. Galloway's son for which Mr. Galloway has the power to vote and dispose, (iii) 98,000 shares of the Common Stock are owned by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner ("RexonGalloway"), (iv) 5,349,750 shares of Common Stock are by Strategic Turnaround Equity Partners, LP (Cayman)("STEP")for which Mr. Galloway is a limited and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP, L.P. (except for any indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

(2) The Percentage herein was calculated based on the 51,647,978 shares of the Issuer's common stock, $0.001, par value, reported by the Issuer to be issued and outstanding as of March 31, 2007 in the Issuer's latest 10-KSB filed with the Securities and Exchange Commission on April 17, 2007.

CUSIP No. 45677V018                   13G                     Page 5 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Gary Herman ("Herman")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |X|
     Joint Filer
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    64,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,349,750
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           64,000
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,349,750
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,413,750(1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.48%(2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Of the total 5,413,750 shares of Common Stock (i) 25,000 shares owned by Mr. Herman directly, 34,000 through his IRA and 5,000 through his SEP; (ii) 5,349,750 shares owned by STEP for which Mr. Herman is a limited partner. Mr. Herman is a managing member of Galloway Capital Management, LLC, the investment advisor of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for any indirect interests therein by virtue of being a member of Galloway Capital Management, LLC and the indirect interests of Mr. Herman by virtue of being a limited partner of STEP).

(2) The Percentage herein was calculated based on the 51,647,978 shares of the Issuer's common stock, $0.001 par value, reported by the Issuer to be issued and outstanding as of March 31, 2007 in Issuer's latest 10-KSB filed with the Securities and Exchange Commission on April 17, 2007.

CUSIP No. 45677V018                   13G                     Page 6 of 10 Pages


Item 1(a).  Name of Issuer:

                           Infosearch Media, Inc. (the "Issuer")

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                           4086 Del Rey Avenue, Marina Del Rey, California 90292

            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

Strategic Turnaround Equity Partners, LP (Cayman), Bruce Galloway and Gary
Herman

            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business address for STEP is c/o Stuarts Corporate Services, Ltd, P.O. Box 2510 GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Island. STEP is managed by Galloway Capital Management, LLC, with its principal business address at 720 Fifth Avenue, 10th floor, New York, New York 10019.

            The principal business address for Messrs. Galloway and Herman is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th Floor, New York, New York 10019.

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            STEP is a limited partnership formed under the laws of the Cayman Islands

            Messrs. Galloway and Herman are citizens of the United States.

            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


            This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            45677V108

            --------------------------------------------------------------------

CUSIP No. 45677V018                   13G                     Page 7 of 10 Pages


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    [_] Broker or dealer registered under Section 15 of the Exchange
                Act.

     (b)    [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_] Insurance company as defined in Section 3(a)(19) of the Exchange
                Act.

     (d)    [_] Investment company registered under Section 8 of the Investment
                Company Act.

     (e)    [_] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

     (f)    [_] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

     (g)    [_] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

     (h)    [_] A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act;

     (i)    [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)    [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 45677V018                   13G                     Page 8 of 10 Pages


Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            The information in items 1 and 5 through 11 on the cover pages on this Schedule 13G are hereby incorporated by reference.

            Strategic Turnaround Equity Partners, L.P. (Cayman): 5,349,750 Bruce Galloway: 6,425,750(1)(2)
            Gary Herman:  5,413,750(1)(2)

(1) 918,000 shares owned by Mr. Galloway. 60,000 shares held by Mr. Galloway's son for whom Mr. Galloway has the power to vote and dispose, 98,000 shares owned by RexonGalloway Capital Growth, LLC, for which Mr. Galloway has the power to vote and dispose the shares and 5,349,750 shares held by Strategic Turnaround Equity Partners, L.P.(Cayman)("STEP"). As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his son

Messrs. Galloway and Herman are the managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. Those of RexonGalloway, and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

(2) 25,000 shares owned by Mr. Herman directly, 34,000 through his IRA and 5,000 through his SEP.

            --------------------------------------------------------------------

            (b) Percent of class:

            The information in items 1 and 5 through 11 on the cover pages on this Schedule 13G are hereby incorporated by reference.

            --------------------------------------------------------------------

            (c) Number of shares as to which such person has:

            The information in items 1 and 5 through 11 on each cover page of this Schedule 13G are hereby incorporated by reference.

CUSIP No. 45677V018                   13G                     Page 9 of 10 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

            Not Applicable.

            --------------------------------------------------------------------

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable.

            --------------------------------------------------------------------

Item 8.     Identification  and  Classification  of Members of the Group.

            Not Applicable.

            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

            --------------------------------------------------------------------

Item 10.    Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2007


                               Strategic Turnaround Equity Partners, LP (Cayman)

                               By:     /s/ Gary Herman
                                       -----------------------------------------
                               Name:   Gary Herman
                               Title:  Managing Member of Galloway Capital
                                       Management, the General Partner of
                                       Strategic Turnaround Equity Partners, LP
                                       (Cayman)


                               Galloway Capital Management, LLC

                               By:     /s/ Gary Herman
                                       -----------------------------------------
                               Name:   Gary Herman
                               Title:  Managing Member


                               By:     /s/ Bruce Galloway
                                       -----------------------------------------
                                       Bruce Galloway, Individually


                               By:     /s/ Gary Herman
                                       -----------------------------------------
                                       Gary Herman, Individually